UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)

Under the Securities Exchange Act of 1934

GOLD STANDARD VENTURES CORP.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380738104

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York NY 10018 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1.	Names of Reporting Persons.
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
30,425,776
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
30,425,776
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,425,776

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.1%
14.	Type of Reporting Person

CO

2

CUSIP No. 380738104

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
30,425,776
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
30,425,776
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,425,776

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

13.1%
14.	Type of Reporting Person

IN
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The Statement on Schedule 13D filed on January 3, 2012 by FCMI Parent Co. (“FCMI”), Albert D. Friedberg and the Nancy Friedberg Family Trust, as amended by Amendment No. 1 filed June 13, 2012, Amendment No. 2 filed June 27, 2012, Amendment No. 3 filed March 10, 2014, Amendment No. 4 filed September 9, 2014, Amendment No. 5 filed February 4, 2015 by FCMI and Mr. Friedberg (collectively, the “Filing Persons”), Amendment No. 6 filed February 10, 2015, Amendment No. 7 filed May 21, 2015, Amendment No. 8 filed February 12, 2016 and Amendment No. 9 filed November 1, 2016 (as so amended, the “Statement”), relating to the common stock, without par value (the “Common Stock”) of Gold Standard Ventures Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), is hereby further amended with respect to the matters set forth below in this Amendment No. 10. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The aggregate purchase price for the 2,431,810 shares of Common Stock purchased by FCMI Parent and reported in this Schedule 13D (Amendment No. 10) was US$ 4,500,700.61 (including commissions). Details regarding the purchases by FCMI Parent are set forth in Item 5. FCMI Parent obtained the funds used to acquire the Issuer’s Common Stock from its working capital, including funds received as intercompany loans and advances from its wholly-owned subsidiary, FCMI.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

FCMI Parent acquired the Common Shares reported in this Schedule 13D (Amendment No. 10), for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

Subsequent to the filing of Schedule 13D (Amendment No. 9), FCMI Parent has purchased a total of 2,431,810 Common Shares in open-market transactions denominated in United States Dollars (US$) on the NYSE MKT. The details of such purchases are set forth in the following table. All per share purchase price amounts exclude commissions; total purchase price amounts include commissions.

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Date	No. of Shares	Price / Share (US$)[1]	Total (US$)[2]
9-Jun-17	194,200	$1.8195	$354,317.90
12-Jun-17	151,055	$1.9514	$295,524.00
13-Jun-17	94,745	$1.9824	$188,296.21
14-Jun-17	200,000	$1.9183	$384,660.00
15-Jun-17	60,000	$1.9204	$115,524.00
15-Jun-17	64,800	$1.8743	$121,778.64
16-Jun-17	376,900	$1.9723	$745,244.37
19-Jun-17	141,706	$1.8683	$265,457.85
20-Jun-17	91,500	$1.8038	$165,505.20
21-Jun-17	71,700	$1.8177	$130,687.59
22-Jun-17	38,200	$1.8395	$70,459.90
23-Jun-17	51,100	$1.8492	$94,749.62
26-Jun-17	52,600	$1.8618	$98,193.68
27-Jun-17	173,000	$1.7580	$304,999.00
28-Jun-17	43,200	$1.7462	$75,651.84
29-Jun-17	55,200	$1.6998	$94,104.96
30-Jun-17	50,400	$1.7388	$87,887.52
3-Jul-17	27,194	$1.6565	$45,182.83
5-Jul-17	53,700	$1.7009	$91,606.83
6-Jul-17	60,900	$1.7116	$104,540.94
7-Jul-17	53,600	$1.7216	$92,545.76
10-Jul-17	57,100	$1.7568	$100,598.78
11-Jul-17	145,010	$1.7775	$258,480.33
12-Jul 17	45,500	$1.7362	$79,224.60
13-Jul 17	34,400	$1.7014	$58,700.16
14-Jul 17	44,100	$1.7360	$76,778.10
Total:	2,431,810		$4,500,700.61

1.         Price per share excludes commissions.

2.         Total purchase amounts include commissions.

On the date of this Schedule 13D (Amendment No. 10), FCMI Parent is the beneficial owner of 30,425,776 shares of Common Stock, representing 13.1% of the Issuer’s outstanding Common Stock. Such percentage beneficial ownership has been computed as a percentage of 232,147,494 shares of Common Stock outstanding, consisting of 222,795,174 shares outstanding at May 15, 2017, as reported by the Issuer in Exhibit 99.2 to its Report on Form 6-K for the month of May 2017 filed May 16, 2017, plus 9,352,320 shares issued as a portion of the consideration for the Issuer’s acquisition of Battle Mountain Gold, as announced by the Issuer on June 14, 2017.

All shares beneficially owned by FCMI Parent are presently outstanding. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock owned by FCMI Parent. Except for such beneficial ownership by Mr. Friedberg, none of the directors or officers of FCMI Parent beneficially own any Common Stock.

Except as set forth in this Item 5, none of the Filing Persons and none of the officers or directors of FCMI has effected any transactions in the Common Stock in the 60 days preceding the filing of this Amendment No. 10.

5

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2017

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

/s/ Albert D. Friedberg
Name: Albert D. Friedberg